Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120

January 21, 2016

VIA EDGAR

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust (the “Registrant”)
File Nos. 333-146827/811-22135

Dear Ms. Vroman-Lee:

On behalf of the Registrant, below you will find the Registrant’s responses to your comments conveyed via telephone on January 11, 2016 and January 15, 2016, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization of the McKinley Diversified Income Fund (the “McKinley Fund”), a series of Professionally Managed Portfolios (“PMP”), into the Innovator McKinley Income Fund (the “Innovator Fund”), a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2015, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments in bold and have provided the Registrant’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.           Comment:  Provide a North American Security Trust (“NAST”) analysis supporting the assertion that the McKinley Fund is the appropriate performance and accounting survivor as an exhibit to this correspondence.

Response:  The Registrant has filed such analysis as Exhibit A to this letter.  In response to the supplemental comments received on January 15, 2016, the Registrant has revised its analysis to clarify the primary reasons for the conclusion that, consistent with the NAST no-action letter, it is appropriate for the McKinley Fund to be the performance and accounting survivor.   The Registrant’s conclusions are based on a careful analysis of the attributes of the Innovator and McKinley Funds separately as well as the expected attributes post-reorganization.  The Registrant consulted with its fund administrator, independent auditors, and fund and independent trustee counsel in making its evaluation.

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

2.           Comment:  Confirm that the definitive filing will include all information that is missing from the Registration Statement.

Response:  The Registrant confirms that the definitive filing includes all such  information.

3.           Comment:  In Footnote 9 to the Annual Fund Operating Expenses table in the “Comparison of the Target Fund and the Acquiring Fund-Comparison of Fees and Expenses Tables” section, confirm who may terminate the expense limitation agreement.

Response:  The requested revision has been made.

4.           Comment:  Notify the Boards of the Registrant and PMP that the SEC staff disagrees with the Registrant’s position as to the appropriate performance and accounting survivor and confirm that the Boards are comfortable proceeding with the reorganization as contemplated.

Response:  The Registrant provided its Board with an explanation of the SEC staff’s position concerning the use of the McKinley Fund’s accounting and performance history following the completion of the reorganization.  The Registrant also provided the Board with a copy of the NAST analysis that had been submitted to the SEC staff.  After considering the SEC staff’s position and the NAST analysis, the Board determined that it is comfortable proceeding with the reorganization as contemplated without filing a delaying amendment.  As requested, the Registrant also notified PMP’s internal counsel about the SEC staff’s opinion concerning the Registrant’s NAST analysis and requested that such counsel discuss the SEC staff’s position with the PMP Board.  After consulting with PMP’s fund counsel, PMP’s internal counsel informed the Registrant that PMP believes that the decision concerning which Fund’s accounting and performance history to use post-reorganization lies solely with the Registrant’s Board.

5.           Comment:  In light of the Registrant’s position that the McKinley Fund is the appropriate performance and accounting survivor, clarify why the Innovator Fund was chosen to be the surviving legal entity.

Response:  The Innovator Fund was chosen as the surviving legal entity because it is a series of a stand-alone registrant (i.e., all series of the Trust are managed by Innovator Management LLC (“Innovator”), as opposed to a series trust/turnkey platform), which Innovator believes offers operational efficiencies.  Moreover, Innovator will be providing the investment management services post-reorganization and the Registrant’s Board felt that it was more appropriate for the combined Innovator/McKinley Fund to be part of the Registrant of which Innovator is the sponsor.

*           *           *

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions or require further clarification of any response, please contact me at (215) 564-8099.

Sincerely,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:           Board of Trustees
  Academy Funds Trust
David J. Jacovini
  President, Innovator Management LLC

EXHIBIT A

Accounting Survivor Analysis Regarding the Reorganization of the
McKinley Diversified Income Fund with and into the Innovator McKinley Income Fund

Accounting Survivor Analysis

The McKinley Diversified Income Fund (the “McKinley Fund”), a series of Professionally Managed Portfolios (“PMP”), is the appropriate accounting survivor following the proposed reorganization (the “Reorganization”) with and into the Innovator McKinley Income Fund (the “Innovator Fund”), a series of Academy Funds Trust (the “Trust”).  According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund.  In NAST, the staff of the U.S. Securities and Exchange Commission (the “SEC”) listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)  Comparison of investment advisers.  McKinley Capital Management, LLC (“McKinley”) is responsible for the day-to-day portfolio management of both Funds (i.e., as the investment adviser of the McKinley Fund and as the sub-adviser of the Innovator Fund).  McKinley will also be the sub-adviser of the combined fund after the Reorganization (the “Combined Fund”).  The portfolio managers for both Funds are Robert B. Gillam, Robert A. Gillam, Sheldon J. Lien, Gregory S. Samorajski and Brandon S. Rinner.  The same portfolio managers will be the portfolio managers of the Combined Fund.  In contrast to the McKinley Fund, McKinley serves as the sub-adviser of the Innovator Fund subject to the supervision of Innovator Management LLC (“Innovator”), the investment adviser to the Innovator Fund, and the oversight of the Board of Trustees of the Trust.

While McKinley currently serves as the sub-adviser of the Innovator Fund, McKinley was not responsible for the day-to-day portfolio management of the Innovator Fund prior to July 13, 2015.  From the Innovator Fund’s inception (January 31, 2012) until July 13, 2015, Trust & Fiduciary Management Services, Inc. (“Trust & Fiduciary”) was responsible for the day-to-day portfolio management of the Fund (i.e., approximately three and a half out of four years of the Innovator Fund’s performance is attributable to a different sub-adviser).  In contrast, McKinley’s portfolio management team has been responsible for the day-to-day portfolio management of the McKinley Fund since its inception on March 27, 2013 (i.e., McKinley is responsible for all of the McKinley Fund’s performance, which is approximately three years of performance).  Accordingly, the day-to-day portfolio management of the Combined Fund will more closely resemble the McKinley Fund in light of the fact that McKinley only recently became responsible for the day-to-day portfolio management of the Innovator Fund.

(ii)  Comparison of investment structure, goals, policies and restrictions.  Each Fund is currently classified as an open-end fund under the Investment Company Act of 1940 (the “1940

1	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

Act”).  As open-end funds, both Funds offer daily liquidity and shares that are redeemable on each business day.

The investment objective of the Innovator Fund is similar to the investment objective of the McKinley Fund.  The McKinley Fund seeks substantial current income and long-term capital appreciation, whereas the Innovator Fund primarily seeks current income and, as a secondary objective, long-term capital appreciation.

McKinley, the investment adviser for the McKinley Fund, has served as the sub-adviser to the Innovator Fund, subject to the oversight of Innovator and the Trust’s Board of Trustees, since July 13, 2015.  As discussed above, from the Innovator Fund’s inception (January 31, 2012) until July 13, 2015, Trust & Fiduciary was responsible for the investment process and day-to-day portfolio management of the Innovator Fund.  When McKinley was appointed as the sub-adviser of the Innovator Fund on July 13, 2015, the principal investment strategies were substantially revised to mirror the investment strategies and process that McKinley uses for the McKinley Fund.  A comparison highlighting those revisions is attached as Appendix A.

The fundamental investment policies of the McKinley Fund and Innovator Fund are substantially similar to one another, and include certain investment policies required by the 1940 Act.  As required by the 1940 Act, PMP and the Trust, on behalf of their respective series, have adopted certain fundamental investment policies, including policies regarding borrowing money, issuing senior securities, engaging in the business of underwriting, purchasing and selling real estate, making loans, concentrating investments and investing in commodities.  The fundamental investment policies of the McKinley Fund and Innovator Fund are substantially similar except for the fundamental investment policy regarding concentration and the fundamental policy regarding loans.  The McKinley Fund has a policy not to concentrate whereas the Innovator Fund’s concentration policy allows the Fund to concentrate its investments in (i) the real estate sector or related sectors, (ii) the energy sectors or related sectors, or (iii) securities of other investment companies.  In addition, the Innovator Fund’s fundamental investment policy prohibiting loans specifically carves out assignments and participation interests whereas the McKinley Fund carves out purchases of debt securities consistent with the investment policies of the McKinley Fund.

PMP and the Trust have also adopted certain non-fundamental investment policies.  The McKinley Fund has a non-fundamental investment policy that limits the McKinley Fund’s ability to pledge, mortgage, or hypothecate any assets except in connection with permissible borrowings. The Innovator Fund does not have a similar policy. In addition, the non-fundamental investment policies of the Innovator Fund (i) limit the Fund’s investments in illiquid securities to 15% of its net assets, and (ii) clarify the Fund’s ability to purchase the securities of other investment companies (a) consistent with the 1940 Act, any rule or order thereunder, or SEC staff interpretation thereof, or (b) without regard to percentage limits in connection with a merger, reorganization, consolidation or other similar transaction.  The McKinley Fund does not have similar non-fundamental investment policies regarding investments in illiquid securities or the securities of other investment companies; however, it does have a corresponding investment policy regarding illiquid investments.

In lieu of any differences in the investment structure, goals, policies and restrictions noted above, as a result of McKinley becoming the sub-adviser of the Innovator Fund on July 13, 2015 and the repositioning of the Innovator Fund’s portfolio to mirror the McKinley Fund, both Funds held approximately 96% of the same securities as of October 31, 2015 (as provided below).  Following the Reorganization, the investment structure, goals, policies and restrictions of the Innovator Fund will continue in the Combined Fund.

(iii)  Comparison of portfolio composition.  The McKinley Fund and Innovator Fund have substantially similar portfolio securities because, since July 13, 2015 when McKinley was hired as the sub-adviser of the Innovator Fund, McKinley has repositioned the portfolio of the Innovator Fund to mirror the McKinley Fund.  The percentage of securities held by both the McKinley Fund and Innovator Fund as of October 31, 2015 is approximately 96%.

(iv)  Comparison of expense structure and expense ratio.  The McKinley Fund’s expenses in the tables appearing below are based on its expenses for the twelve-month period ended November 30, 2014. The Innovator Fund’s expenses in the tables appearing below are based on its expenses for the eleven-month period ended November 30, 2014 due to a recent change of the Fund’s fiscal year. For financial statement purposes, the Trust believes that the McKinley Fund is the appropriate accounting survivor post-Reorganization. As the accounting survivor, the McKinley Fund’s operating history would be used for financial reporting purposes. Pro forma fees and expenses are estimated as if the Reorganization occurred on May 31, 2015.  The expense structures of the Funds are as follows:

	McKinley Fund	Innovator Fund	Combined Fund
	Investor Class	Investor Class	Investor Class
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	0.10%	0.10%6
Other Expenses	1.18%1	0.29%4	0.26%
Acquired Fund Fees and Expenses	1.42%	1.20%4	1.42%
Total Annual Fund Operating Expenses	3.65%	2.59%4	2.78%
Fee Waiver/Expense Reimbursement	(0.78)%2	(0.18)%5	(0.16)7
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	2.87%3	2.41%	2.62%

	McKinley Fund	Innovator Fund	Combined Fund
	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.80%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.00%	0.10%	0.10%6
Other Expenses	1.18%1	0.29%4	0.26%
Acquired Fund Fees and Expenses	1.42%	1.20%4	1.42%
Total Annual Fund Operating Expenses	3.40%	2.59%4	2.78%
Fee Waiver/Expense Reimbursement	(0.78)%2	(0.18)%5	(0.16)7
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	2.62%3	2.41%	2.62%

1 “Other Expenses” includes a 0.15% shareholder servicing fee.

2 McKinley has contractually agreed to waive its fees and reimburse certain expenses (excluding taxes, interest expense in connection with investment activities, portfolio transaction expenses, AFFE and extraordinary expenses) to limit Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement for Institutional Shares and Investor Shares to 1.20% and 1.45%, respectively, of the McKinley Fund’s average daily net assets (the “Expense Caps”) through March 27, 2016.  The contractual waivers and expense reimbursements may be changed or eliminated at any time by PMP’s Board of Trustees (the “Board”) upon 60 days’ notice to the McKinley, or by the McKinley with the consent of the PMP Board.  McKinley is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior three years.  This reimbursement may be requested if the aggregate amount actually paid by the McKinley Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Caps.

3 The Total Annual Operating Expenses After Fee Waiver and Expense Reimbursement do not correlate to the Ratio of Expenses to Average Net Assets after Fees waived provided in the Financial Highlights Section of the Fund’s audited financial statements for the period ended November 30, 2014, which reflects the operating expenses of the McKinley Fund and does not include Acquired Fund Fees and Expenses. Acquired Fund Fees and Expenses are expenses incurred indirectly by the McKinley Fund through its ownership of shares in other investment companies, such as business development companies. They are not direct costs paid by Fund shareholders and are not used to calculate the McKinley Fund’s net asset value. They have no impact on the costs associated with Fund operations.

4 “Other expenses” and “Acquired fund fees and expenses” are for the fiscal period ended November 30, 2014. The total annual fund operating expenses do not correlate to the ratios of expenses to average net assets given in the Fund’s audited financial statements for the fiscal period ended November 30, 2014, which reflect the operating expenses of the Fund and do not include the acquired fund fees and expenses. As reflected in the Fund’s audited financial statements, for the fiscal period ended November 30, 2014, the Fund’s operating expenses before waivers were 1.54% and its operating expenses after waivers were 1.36%. Due to the Fund’s investments in other investment companies and in business development companies and the portfolio manager’s flexibility to adjust the composition of the Fund’s portfolio, the acquired fund fees and expenses may fluctuate significantly during the year.

5 Innovator has contractually agreed to waive its advisory fees and/or assume as its own expense certain expenses otherwise payable by the Innovator Fund to the extent necessary to ensure that total annual fund operating expenses (excluding any Rule 12b-1 fees, taxes, interest, brokerage fees, acquired fund fees and expenses, expenses incurred in connection with any merger, reorganization or proxy solicitation, litigation, and other extraordinary expenses) do not exceed 1.10% of average daily net assets from March 30, 2015 through March 30, 2016. Pursuant to its expense limitation agreement with the Innovator Fund, Innovator is entitled to recoup any fees that it waived and/or Innovator Fund expenses that it paid for a period of three years following such fee waivers and expense payments, to the extent that such recoupment by the Innovator will not cause the Innovator Fund to exceed any applicable expense limitation that was in place for the Innovator Fund when the fees were waived or expenses were paid. These waivers and reimbursements may only be terminated by agreement of the Innovator and the Innovator Fund.

6 Effective January 1, 2016, the 12b-1 fee for the Innovator Fund’s Investor Class was reduced from 0.25% to 0.10% of average daily net assets.

7 Innovator has contractually agreed to waive its advisory fees and/or assume as its own expense certain expenses otherwise payable by the Innovator Fund to the extent necessary to ensure that total annual fund operating expenses (excluding any Rule 12b-1 fees, taxes, interest, brokerage fees, acquired fund fees and expenses, expenses incurred in connection with any merger, reorganization or proxy solicitation, litigation, and other extraordinary expenses) do not exceed 1.10% of average daily net assets for two years following the closing of the Reorganization. Pursuant to its expense limitation agreement with the Innovator Fund, Innovator is entitled to recoup any fees that it waived and/or Innovator Fund expenses that it paid for a period of three years following such fee waivers and expense payments, to the extent that such recoupment by the Innovator will not cause the Innovator Fund to exceed any applicable expense limitation that was in place for the Innovator Fund when the fees were waived or expenses were paid.

The expense structure of the Innovator Fund will continue following the Reorganization; however, the Innovator Fund removed its redemption fee and front-end sales charge (effective December 1, 2015) and lowered its 12b-1 fee (effective January 1, 2016) to more closely resemble the expense structure of the McKinley Fund.

(v)  Comparison of relative asset sizes of the Funds involved in the Reorganization.  The total net assets of the Innovator Fund (approximately $26.6 million as of January 8, 2016) are slightly larger than the net assets of the McKinley Fund (approximately $20.3 million as of January 8, 2016).  Therefore, the current net assets of the Innovator Fund would constitute approximately 56% of the Combined Fund while the McKinley Fund’s current net assets would constitute the remainder.

Conclusion:  The Innovator Fund’s investment structure, goals, policies, restrictions and expense structure will apply to the Combined Fund, which would favor the Innovator Fund being the accounting survivor; however, significant portions of those factors were recently revised and/or changed to mirror the McKinley Fund (i.e., the principal investment strategies and expense structure), which would result in such factors favoring the McKinley Fund being the accounting survivor.  Further, due to market conditions and redemptions (initiated by shareholders, not the Fund or its adviser), the Innovator Fund’s current net assets would only constitute approximately 56% of the Combined Fund’s net assets, which may favor the Innovator Fund being the accounting survivor.  In contrast, if market conditions and redemptions result in the Innovator Fund’s assets continuing to decrease, it is possible the McKinley Fund could be equal in size or larger than the Innovator Fund by the time the reorganization occurs, which may favor the McKinley Fund being the accounting survivor.

Moreover, as noted above, the Combined Fund’s investment structure, goals, policies, restrictions and expense structure will be substantially similar to those of the McKinley Fund as a result of McKinley becoming the sub-adviser of the Innovator Fund on July 13, 2015, which prompted numerous changes to the Innovator Fund that will continue into the Combined Fund (e.g., the principal investment strategies were revised to conform with the investment process that McKinley uses for the McKinley Fund, which has resulted in a transition of the portfolio composition of the Innovator Fund to be substantially similar to the McKinley Fund; and the expense structure was changed to remove the front-end sales charge and redemption fee and to reduce the 12b-1 fee to more closely resemble the expense structure of the McKinley Fund).  Further, McKinley’s portfolio management team (who will be responsible for the day-to-day portfolio management of the Combined Fund) have been responsible for the day-to-day portfolio management of the McKinley Fund for a substantially longer period of time as compared to the Innovator Fund:  approximately three years (i.e., since March 27, 2013, the McKinley’s Fund inception) as opposed to six months (i.e., since becoming the sub-adviser of the Innovator Fund on July 13, 2015).  Accordingly, the Trust believes that the McKinley Fund is the more appropriate accounting survivor.

Appendix A

Principal Investment Strategies

           Under normal circumstances, the Fund seeks to achieve its objective by investing in a portfolio of U.S.-listed, exchange-traded stocks and bonds, as well as other mutual funds and business development companies (“BDCs”), that the portfolio manager believes offers high current income.  These securities may include “pass-through” securities (structured to pass through a majority of income as distributions to shareholders) such as master limited partnerships, royalty trusts, and real estate investment trusts.  The Fund invests primarily in U.S. equity securities but may, to a lesser extent, invest in equity securities of foreign entities.  The Fund may invest in entities of any size.  To the extent that the Fund invests in bonds it may invest in bonds of any maturity or credit quality.  These bonds may include high yield, high risk bonds, commonly known as “junk bonds”, that are rated BBB- and below by Standard & Poor's (S&P) or similarly rated by another nationally recognized ratings organization.

~~• The portfolio manager has the discretion to adjust the composition of the portfolio to reflect his outlook on economic growth and inflation.  This flexibility to adapt to different points in the economic cycle will result in a portfolio that at various times is weighted more heavily towards different sectors and security types that the portfolio manager feels offer the best risk/reward tradeoff at that point in the economic cycle.~~

~~The portfolio manager’s approach towards management of the portfolio is two-pronged:~~

~~• Security Selection:  The portfolio manager screens for securities that offer higher-than-market yields, then applies fundamental analytical techniques to identify what he considers to be high-yielding securities with positive risk/return characteristics.  These evaluations may include: analysis of the market discount to book value, discounted cash flows, or – in the case of closed-end mutual funds – discount to the net asset value of the underlying portfolio of securities; assessment of the sustainability and/or growth of the security’s yield; a review the entity’s management’s strategy, philosophy, and execution history; and the security’s consistency with the portfolio manager’s macroeconomic views.~~

           The portfolio management team’s approach towards management of the portfolio begins  using proprietary quantitative models to systematically search for securities with stable to rising dividends.  Once the quantitative process has identified candidates for possible inclusion in the portfolio, the portfolio management team applies qualitative analysis to assess if the earnings and distribution profile revealed through the quantitative analysis is both reasonable and sustainable.  New ideas are taken from the results of the quantitative screening process but confirmed qualitatively by conducting street research review.
~~Portfolio Composition:  The portfolio manager assembles the identified high-yielding securities in a composition that best reflects his outlook on the economic and inflationary cycles.  Factors influencing this macroeconomic overlay include: a weekly review of macroeconomic data and forecasts; technical analysis of asset classes and more discrete sub-classes and sectors; a proprietary assessment of each asset class as well as prospective catalysts that would change the portfolio manager’s assessment and therefore the portfolio composition.~~
Although market conditions and other factors may cause deviations, the portfolio manager typically aims to maintain a portfolio with the following attributes:

•	Diversified portfolio consisting of high-yielding, U.S.-listed, exchange-traded securities

•	Long-only positions, no derivatives, no leverage

•	Security selection and portfolio composition driven by fundamentally-based, proprietary research

•	Low-turnover

Within the types of securities considered for inclusion in the Fund, the management process will seek to identify individual investments with current and projected yields significantly higher than those of broad common stock or investment grade bond indexes.  Research processes will intend to maximize the likelihood that those yields will be sustained or increased, and that there is a reasonable probability of at least modest capital gains over a market cycle holding period.  In order to respond to adverse market, economic, political or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its principal investment strategies and invest, without limitation, in cash or prime quality cash investments.